Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 4, 2019 - 9:30 A.M. (Eastern)
TORONTO, ONTARIO

VOTING RESULTS:

This report on the voting results of the 163rd annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: https://www.td.com/document/PDF/investor/2019/E-2019-Proxy-Circular.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes	Votes Witheld	% Votes
			For		Withheld
	William E. Bennett	935,072,696	97.8	21,431,309	2.2
	Amy W. Brinkley	954,188,696	99.8	2,315,309	0.2
	Brian C. Ferguson	943,728,035	98.7	12,775,970	1.3
	Colleen A. Goggins	951,677,428	99.5	4,826,577	0.5
	Mary Jo Haddad	954,160,221	99.8	2,343,784	0.2
	Jean-René Halde	954,653,922	99.8	1,850,083	0.2
	David E. Kepler	954,723,335	99.8	1,780,670	0.2
	Brian M. Levitt	923,563,556	96.6	32,940,449	3.4
	Alan N. MacGibbon	955,010,906	99.8	1,493,099	0.2
	Karen E. Maidment	953,159,149	99.7	3,344,856	0.3
	Bharat B. Masrani	951,605,712	99.5	4,898,293	0.5
	Irene R. Miller	950,775,452	99.4	5,728,553	0.6
	Nadir H. Mohamed	949,078,128	99.2	7,425,877	0.8
	Claude Mongeau	954,700,735	99.8	1,803,270	0.2

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	997,685,777	99.3	7,081,845		0.7

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	894,150,316	93.5	62,223,124		6.5

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4 and 5 below:

4 .	Shareholder Proposal A - GHG-Intensive Financing

	Votes For	% Votes For	Votes Against	% Votes Against
	21,878,577	2.3	928,916,454	97.7

	Votes Abstained*
	5,672,099

5 .	Shareholder Proposal B - Compensation Ratio Disclosure

	Votes For	% Votes For	Votes Against	% Votes Against
	53,004,734	5.6	900,212,099	94.4

	Votes Abstained*
	3,243,539

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at
1-866-756-8936 or by email at tdshinfo@td.com.